ROBERT L. B. DIENER
Attorney at Law
56 Laenani Street
Haiku, HI 96708
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

January 21, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re: Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-167939
Filed on December 6, 2010

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 30, 2010 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

General

1.
We note your response to comment two from our November 12, 2010 letter.  Please clarify what you mean by the statement that you are "not a commodity pooling platform." In this regard, your website states that your business objective "is to provide a platform which enables state and local government buyers to cooperatively buy their 'high-ticket' capital equipment and selected commodities." And you state on page 24 that the company "intends to orchestrate and execute pools for a variety of products." Please revise page 5 and Item 11 accordingly.

COMPANY RESPONSE:

Like eBay, we provide a platform that buyers can use to obtain bids and transact purchases.  We simply host and market the platform for state and local governments to use for their respective solicitations of competitive bids.  They cede no authority or discretion to the Company and make their own decisions to award or not award contracts after they evaluate their own bids.  The Company has no input in this regard.  Your comment referring to page 24 refers to the orchestration and execution of pools.  The meaning of this is that we ascertain when we should open pools for buyer participation and what dates we select for closing the pools (which correspond to “Bid Opening” by the buyers).  By “orchestrate,” we refer to the timing of the pools and the email invitations we issue to state and local governments to consider participating in the pools.  By “execute,” we refer to the timing of when we post those pools on our website as being open for buyers to input their own Invitations for Bids and when we specify that the suppliers must have their bids input for opening by the respective buyers.  The Company emphasizes that it plays no role in the input of the Invitation for Bids and no role in the input or evaluation of the bids other than that the buyers and sellers use our platform as a convenient mechanism for creating and consummating their respective transactions.

As for the term “commodity pooling platform,” commodities would generally refer to a variety of base products and not manufactured or configured products.  We do address motor fuel and water treatment chemicals, but all other products are manufactured products (e.g., police and other automobiles, police helicopters, transit buses and rail cars, school buses, temporary school buildings, etc.).  Again, the Company does not buy, sell as either a principal or agent and does not inventory or take long, short or arbitrage positions in any product.  The Company simply hosts the platform that enables the buyers to purchase, more cost effectively, those products which they, the individual buying entities, have already made the decision to buy.

The wording on the Company’s website, “…the business objective…is to provide a platform which enables state and local government buyers to cooperatively buy their “high-ticket” capital equipment and selected commodities…” was carefully drafted and is precisely correct.  There is no wording on page 5 that is in conflict with the wording.

While the Company believes that the wording in Item 11 is correct and clear with respect to “…The Company intends to orchestrate purchase pools for selected commodities…and manufactured products…cooperative purchases”, we accept that “orchestrate” may be stronger than the message intended and we have changed the wording to “During the next 12 months, the Company intends to schedule purchase pools for buyer participation and supplier bidding for selected commodities (e.g., motor fuel and water treatment chemicals) and a variety of manufactured products which have not typically been the subject of cooperative purchases.”

2.
Additionally, please revise page 5 and Item 11 to address the extent to which you are involved in establishing the underlying documentation or rules for each pool. For example, it is unclear if you provide example IFBs, purchase agreements or other documentation. It is also unclear to what extent you and the participants are involved in setting the parameters of a pool, for example, the duration or geographic limitations, or whether a pool could follow alternative bidding processes such as a Dutch auction.

COMPANY RESPONSE:

The Company does establish certain rules for each pool.  These rules relate primarily to the timing of the pool – when it is opened to buyer participation, when buyer participation ends and supplier bidding commences and the time deadline when the suppliers must submit bids.  Typically, the latter occurs at 1:59:59 PM Central time after which time, suppliers can no longer submit bids.  One second later (timed according to the U.S. Atomic Clock), access reverts to the buyers for capturing their respective bids from the supplier.  No timing is imposed upon the suppliers for evaluating their bids and making a determination of whether to award or reject the bids.  Some may award immediately and some may take several months to make a determination, but each buyer evaluates its own bids and accepts or rejects them as they have in the past.

The Company provides no examples of IFBs, purchase agreements or other documentation since every state or local government must reserve the right to employ its own documents which are uploaded onto the Company’s platform.  Suppliers must download and acknowledge receipt of those documents before they are allowed to progress to pricing (i.e., input of their pricing).

The Company imposes no geographic constraints or limitations and the only bidding process that is addressed by the platform is the traditional ‘competitive sealed bid’ process which state and local governments either require or with which they are most familiar.

The Company does not plan to offer opportunities for a reverse auction mechanism or for Dutch auctions, or otherwise.

Cover page

3.
We note the reference to the selling shareholders' $2.00 offering price, "which was the price they paid for their shares." Please advise us of the specific transaction and parties to which you refer, including the extent to which the purchasers are related parties. We note that some selling shareholders purchased shares in March 2010, as disclosed on page 4, "for a price of $0.0001 per share." Please advise us if and why you believe the value per share increased from that amount to $2.00 per share between the time of each purchase. We may have further comment.

COMPANY RESPONSE:

As we have previously disclosed, the shares which were sold for $0.0001 per shares were essentially founders’ shares which were issued at a time the Company was a blank-check shell with no business.  The shares which were sold for $2.00 per share were sold after the date the Company developed its current business plan.  In fact, the Company filed a Form 8-K (Item 5.06) on May 3, 2010 disclosing the change in its shell company status.  The differential between the values reflects the difference in value of the company as a blank check shell and as a business with a definitive business plan.  Given the early stage of the Company, there is no accurate way to calculate with any precision whether the $2.00 per share price paid by the later investors is a true reflection of the value of the Company’s stock at that time.  Notwithstanding, such did reflect a price which was determined between a willing buyer and a willing seller. As a factual matter, the shares purchased by all of those selling shareholders who appear on page 19 (other than shares which were “founders’ shares”) were purchased at $2.00.  Robert and Ronald Aland Lauren Morr, Erin Spalsbury and Ethel Fleisher were granted (gifted) stock by Richard Aland; Chad, Dominic, Jessica, Nina and Wyatt Kelly were granted (gifted) shares by Don Kelly

Summary Information Business Overview, page 4

4.	In paragraph five, please disclose the date that Messrs. Aland and Kelly gifted the shares and briefly explain the reason for doing so. Advise us of the relationships the 25 donees have with you.

COMPANY RESPONSE:

All gifted shares were donated prior to April 2, 2010.  All gifts were to members of the donors’ families as a part of the donors’ ongoing estate planning.  The relationships are the following:  Robert and Ronald Aland are brothers of Richard Aland; Lauren Morr and Erin Spalsbury are daughters of Richard Aland.  Chad Kelly and Jessica Kelly are children of Don Kelly; Dominic and Wyatt Kelly are grandchildren of Don Kelly; Nina Kelly (Don Kelly’s ex-wife) is the mother of Jessica and Chad Kelly. There are no other donees.  There are not 25 donees as suggested; only those listed above.

5.	Please clarify any relationship or affiliation between the company, its management and Demand Pooling Global Services, LLC.

COMPANY RESPONSE:

The only relationship between the Company (licensee) and Demand Pooling Global Services, LLC (“DPGS” or licensor) is that of a licensee/licensor relationship which is described in detail on page 5.  DPGS is the developer of the software and the Company both markets and hosts the platform.  The license is an exclusive North American license and a non-exclusive worldwide license, permitting the licensor to offer the platform to other marketing firms for operation of pools outside of North America.

As previously disclosed, the two senior-most managers, Richard Aland and Don Kelly, are the same for both firms.

6.	We note disclosure on page 5 that the company will launch its Winter Motor Fuel Pool in the 4th quarter of this year. Please update this disclosure.

COMPANY RESPONSE:

We have updated our disclosure to state that the Company launched its Fall Motor Fuel Pool in October, 2010.  All bids have been submitted and buyers are in the process of evaluating the bids.  The Winter Motor Fuel Pool was launched during the last week in December 2010 with bids due in mid-March 2011.

Risk Factors, page 9

7.
We note your disclosure from page 10 that you reference your accumulated deficiency for the period from April 29, 2010 through June 30, 2010. Please revise the disclosure to reference the period through September 30, 2010.

COMPANY RESPONSE:

We have revised this disclosure which was a typographical error.

Item 11.  Information with respect to the Registrant, page 23

8.
We cannot locate where you have addressed our previous comment seven from the November 12, 2010 letter and reissue that comment. We note the statements on page 23 and elsewhere indicating that you have "identified and plan to conduct pooled purchases for approximately forty capital asset and commodity products that SLGs typically and repetitively purchase." It is unclear on what basis you make such statements given the apparent fact that you do not have a license, experienced employees or a development plan for the software or other technology necessary for poolings other than the three identified on page 22. We also note "Planned Aggregation Pools" on page 24, where you reference 50 pools to be conducted in 24 months. Please revise throughout to delete or provide a basis for such statements.

COMPANY RESPONSE:

We have revised the section on Planned Aggregation Pools to exclude the reference to and identification of the planned number or type of pools.  In point of fact, the type of products for which pooled purchases are to be scheduled may change numerous times in the course of a 12 month period and it is the intention of the Company to be as responsive to buyers’ needs as possible.  For example, if a significant hurricane were to hit the Southeastern U.S., it is likely that state and local governments would ask for us to consider running pools for the purchase of back-up power generators to ensure that critical operations such as “911 Service” remains fully operational.  We, therefore, will adjust the timing of when pools will open to the needs of the buyers to the extent we have the financial flexibility to do so.  In order to achieve the financial flexibility necessary to optimally execute the Company’s business model, the Company will use its best efforts to raise additional funding and to be successful in the operation of its initial 3 product category pools (motor fuel, water treatment chemicals and police and other non-pursuit automobiles).

9.
We note your revised disclosure in the last paragraph on page 23. We also note the reference on your website to "Examples of previous pools" and the statement that "All previous pooled transactions have been for motor fuels with aggregated volumes ranging from 28 - 72 million gallons." It is unclear if you have conducted multiple pools or facilitated the purchase of 28 to 72 million gallons of motor fuel. Please revise accordingly.

COMPANY RESPONSE:

We have reviewed our website and do not believe that there are any statements on the website which are inconsistent the disclosures in the prospectus.

10.
Reference is made to the last sentence in the penultimate paragraph on page 24, "[I]nitially, management believes revenue collection may experience peaks and valleys, however, when the [C]ompany reaches a mature level of pool activity, revenue collection is expected to flow on a more even and regular basis." Please delete or provide the basis for this statement in light of the fact that management has no prior experience in this business.

COMPANY RESPONSE:

We have deleted this statement in our revised disclosure.

Management's Discussion and Analysis of Financial Condition, page 28

11.	We note on pages 28 and 31 that you refer to the interim period ended June 30, 2010. Please revise to update the references to the interim period ended September 30, 2010.

COMPANY RESPONSE:

We have updated these references which were typographical errors.

Liquidity and Capital Resources, page 31

12.
We note the "Management, Business Development and related expenses" table on page 32. Please explain in a note to the table the nature of the expenses comprising the categories of Management - $2,089,000, and Business Development - $4,930,000.

COMPANY RESPONSE:

The Company has included footnotes to this table with an explanation of the components of these expenses.  The footnotes are as follows:

For “Management (2)”

(2) Includes base compensation, benefits and expenses for director-level, and above, domestic and international employees over a two year time frame with the number of management team members (5) ramping up commensurate with the staff build-up. Of the total, 65% is for base compensation, 13% for benefits and taxes, and 22% for expenses.

For “Business Development (3)”

(3) Compensation for an estimated domestic and international marketing staff ramping up to 35 full-time-equivalent (FTE) business development (marketing) employees over a two-year time frame.  Of the total, 80% is for base compensation (average salary, $60,000); with 20% for benefits and taxes.

13.	The amount of cash on hand you reference as of September 30, 2010 does not agree to the amount presented on the balance sheets on page F-9. Please revise.

COMPANY RESPONSE:

The disclosure in the Liquidity section is a typographical error and should read “$18,616”, not “$18,116”.  We have corrected this disclosure.

Directors and Executive Officers, page 33

14.
We note your revised disclosure and response to comment 20 of our letter dated September 21, 2010. Please advise us of your basis for concluding that Messrs. Neher Aland and Kelly are not promoters. Refer to Exchange Act Rule 12b-2. In this regard, please revise the table on page 35 to identify the natural person with voting and dispositive control over the shares attributed to AVP LLC.

COMPANY RESPONSE:

We have reviewed our prior response and upon due consideration now believe that Messrs. Neher, Aland and Kelley are in fact “promoters” as defined in Exchange Act Rule 12b-2 and have amended our disclosure to so state.  We have included a footnote which discloses Timothy Neher as the natural person with voting and dispositive control over the shares attributed to AVP LLC.

15.
We note your revised disclosure and response to comment 6 of our letter dated November 12, 2010. Please revise to indicate the approximate amount of time per week that your executive officers contribute to you.  Your revised disclosure should address whether or not they have employment agreements with you.

COMPANY RESPONSE:

We have revised our disclosure to state that neither Mr. Aland nor Mr. Kelly have employment agreements with the Company but both contribute in excess of 40 hours per week to the Company.

Notes to Financial. Statements, page F-13

16.
Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

COMPANY RESPONSE:

We have included the required disclosure in our amended prospectus.

Part II

Recent Sales of Unregistered Securities

17.
Your response to comment 19 from our letter dated November 12, 2010 is noted; however, it is unclear if the Form D covers the sales reported in the table on page 40, which lists 45 investors. Also, it is unclear how the June 8, 2010 date of sale in the Form D relates to the sales listed for July 2, 2010, Please revise as necessary.

COMPANY RESPONSE:

We have filed an amended Form D to reflect the Date of First Sale as July 2, 2010.  In fact, the June 8, 2010 date is the date the securities were first offered.

Exhibits

18.	Please file your draft Certificate of Amendment to your Certificate of Incorporation.

COMPANY RESPONSE:

We have included as an Exhibit a draft of our proposed certificate of Amendment to the Company’s Certificate of Incorporation.

19.	Please file any agreements or arrangements relating to AVP LLC's purchase of 5 million shares and its tendering of 1,979,760 of them to you.

COMPANY RESPONSE:

We have accurately described the agreements and arrangements and have filed the relevant documents where appropriate.  The 5 million shares were the initial founder’s shares which were issued at the time the Company was formed.  We have filed as Exhibit 10.3 the only document which relates to the tendering of the 1,979,760 shares.

20.
We note your response to comment 21 from our November 12, 2010 letter. With a view to clarifying disclosure of regulations affecting your business, advise us what consideration you have given to (1) requirements relating to registration as an auctioneer under state laws, (2) the availability of CFTC exemptions for your commodity trading platform and (3) state and local procurement regulations. In this regard, we note the statement on your website that your "process meets or exceeds the special legal requirements for competitive procurement faced by SLGs nationwide."

COMPANY RESPONSE:

(1)
The Company does not conduct an auction process but, rather, facilitates and provides the platform for a very different and distinct process referred to as a “competitive sealed bid” process.  Under the competitive sealed bid process, buyers seek pricing from suppliers that are submitted in sealed envelopes, or in our case electronically, and opened mechanically or electronically at Bid Opening by the individual participants and not by the Company.  No control or discretion is ceded to the Company other than designating the timing of the pools.  There is no chance, as would be the case for an auction, to submit an improved bid.  The sealed pricing is the best and final bid and no other pricing can be considered.

(2)
The Company does not trade commodities, a process, which as previously explained, is very different from the Company’s process of providing a platform where state and local governments can post their IFB’s seeking bid pricing for their purchases.  In fact, the Company, does not buy or sell, as either a principal or agent, and does not inventory or take long, short or arbitrage positions in any product and does not trade any product. It does not influence, recommend or make selections or awards on behalf of any participant.

(3)
By meeting the “special legal requirements…nationwide,” we simply refer to the fact that the governments do not hire us, contract with us or pay us a fee.  They simply use our platform to post their requirements through an Invitation for Bid (IFB) pursuant to the traditional sealed bid process and we have not been able to identify any entity which is unable to employ our platform.

Exhibit 23.2

21.
The consent of your independent registered public accounting firm is dated June 30, 2010 and it does not appear updated for the Amendment No. 3 to Form S-1 filed on December 6, 2010. Please provide an updated consent of your independent registered public accounting firm in your next amendment.

COMPANY RESPONSE:

We have provided an updated consent of our independent registered public accounting firm as a part of the current amendment.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

By:	/S/ Robert L. B. Diener
Robert L. B. Diener